EXHIBIT 107

Calculation of Filing Fee Table

424(b)(2)

(Form Type)

CITIZENS FINANCIAL GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Debt	5.641% Fixed-Reset Subordinated Notes, due 2037	457(r)	$400,000,000	100%	$400,000,000	0.0000927	$37,080
Fees Previously Paid	N/A	N/A	N/A	N/A	N/A	N/A		N/A
	Total Offering Amounts					$400,000,000		$37,080
	Total Fees Previously Paid
	Total Fee Offsets
	Net Fee Due							$37,080

(1)      The pricing supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of that offering is $400,000,000.